China United Insurance Service, Inc.

7F, No. 311 Section 3

Nan-King East Road

Tapei City, Tawain

April 29, 2014

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	China United Insurance Service, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed September 30, 2013

Dear Mr. Rosenberg:

On April 1, 2014, China United Insurance Service, Inc. (the “Company”) received a letter from the Staff of the Securities and Exchange Commission (the "Commission") dated April 1, 2014 (the “Letter”).

This letter responds to certain comments of the staff of the Commission (the “Staff”) contained in the Letter.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

Staff Comment 1: When you amend your filing please include three years of financial information as required by Items 3-01, 3-02 and 3-03 of Regulation S-X. In this regard, Question 30 of the Jumpstart Our Business Startups Act Frequently Asked Questions indicates that, after the first Form 10-K, registrants, other than smaller reporting companies, must provide three years of audited financial statements.

Response: Three years of financial information was not required in the Form 10-K for the fiscal year ended June 30, 2013 (the “10-K”), due to the Company’s status as being eligible for smaller reporting company scaled disclosure for that filing. Per our discussions with the Staff we will not be including three years financials in the 10-K amendment.

Notes to Consolidated Financial Statements

Note 1 – Organization and Principal Activities, page 41

Staff Comment 2: We acknowledge your response to previous comment 1. We remain unclear as to why the rights of your preferred stock to 10 votes per share and to appoint a director have no value over common stock. Based on the beneficial ownership information in Item 12 on page 59, Mr. Mao has more than doubled his voting power from 18.4% if no preferred stock were outstanding to 37.2% with the preferred stock outstanding. Please address the following additional comments:

•	Please explain to us how the substantial increase in Mr. Mao’s voting power is not indicative of increased value given to Mr. Mao. Alternatively, please demonstrate to us how the increase in value to Mr. Mao is not material.

Response: The Company is in the process of working with an independent evaluator to assist the Company in valuating the preferred stock. The Company will respond to this comment when the valuation work has been completed.

•	As Mr. Mao was already a Board member prior to the issuance of preferred stock, please tell us whether he or some other Board member is appointed by Mr. Mao as the sole holder of preferred stock. Tell us how the answer to this question factors into your materiality assessment in the previous bullet point.

Response: Prior to the issuance of the preferred stock, Mr. Mao served as a director to the Company. Subsequent to the issuance of preferred stock and pursuant to the terms and conditions therein, Mr. Mao designated Ms. Lee, his wife, as the preferred stock director. The Company will address the materiality assessment comment when the independent evaluator has completed its valuation of the preferred stock.

•	Please tell us the business purpose for exchanging one million shares of common stock for one million shares of preferred stock. If you or Mr. Mao received no additional compensation, value or services, please explain to us why it was necessary to complete the exchange. In your response, please tell us who initially requested the share exchange, the terms of the initial request, and the various counter offers in the negotiation process resulting in the final exchange.

Response: Mr. Mao has extensive experience in the insurance agency and brokerage industry and has acted as the chairman of the board of Law Broker. Under the leadership of Mr. Mao, Law Broker has grown into one of the top insurance brokerage firms in Taiwan, has sustained stable growth for the past decades and generated substantial shareholder value for its stockholders.

The management of the Company wanted Mr. Mao to apply his years of experience in insurance industry into the Company’s expansion and to lead its growth. As a result the Company approached Mr. Mao to discuss the possibility of Mr. Mao to play more of a managerial role and commit more time on the strategy design and operation of the Company and its subsidiaries. To ensure the consistently implementation of strategies and policies of the Company, through mutual discussions and negotiations, both the Company and Mr. Mao (and subsequently a majority of the shareholders) agreed to the reclassification, pursuant to which, 1,000,000 shares of Series A Convertible Preferred Stock (with 1 to 10 special voting power) were issued to Mr. Mao in replacement of the 1,000,000 shares of Common Stock previously held by Mr. Mao. In exchange for the reclassification, Mr. Mao agreed to be engaged by the Company as its Chief Executive Officer within 6 months after July 2, 2012 or according to a timetable otherwise agreed upon.

Note 2 – Summary of Significant Accounting Policies

Segment Reporting, page 45

Staff Comment 3: We acknowledge your response to previous comment 2. Although you indicate that your operations in the PRC do not meet the threshold in ASC 280-10-50-12 to report its results separately, you do not demonstrate whether you have two separate operating segments and whether it is appropriate to aggregate them. Please address the following additional comments:

•	Please tell us whether your ROC and PRC operations are two separate operating segments under ASC 280-10-50-1 and explain why or why not.

•	Assuming your ROC and PRC operations are two separate operating segments, please tell us why it is appropriate under GAAP to aggregate an operating segment that does not meet the reporting threshold of ASC 280-10-50-12 with one that does. In your response, please demonstrate to us how the ROC and PRC operating segments have similar economic characteristics as required by ASC 280-10-50-11 and 50-13 given the different political, regulatory and economic environments between the two countries.

Response: Under ASC 280-10-50-1, the ROC and the PRC are two operating segments. However, since they don’t meet the minimum threshold requirements, we did not disclose these separately. Note 17 to the financial statements of the 10-K discloses revenues from these two segments.

We are not aggregating the two segments. We are not reporting these segments separately because the ROC segment is substantially all of the reported consolidated amounts. However, in future filings, we will provide the segment information as required by AS 280.

Item 9A. Controls and Procedures

Management’s annual report on internal control over financial reporting, page 56

Staff Comment 4: We acknowledge your response to previous comment 5. Please tell us whether you performed the assessment of internal control over financial reporting as of June 30, 2013 before you filed your Form 10-K for that fiscal year. If not, please tell us how you tested the operation of your internal controls after the fact.

Response: The assessment of internal control over financial reporting as of June 30, 2013 was performed prior to the filing of the Company’s Form 10-K for that fiscal year. The result of the assessment was inadvertently omitted from the 10-K disclosure.

Staff Comment 5: In addition, please tell us whether there are any material changes to your practices, policies and procedures regarding the preparation of US GAAP financial statements from your response to comment 65 in your October 28, 2011 letter to us. If so, please describe those changes.

Response: Please find an updated response to the Company’s responses to comment 65 below:

Please tell us how you maintain your books and records and prepare your financial statements. In this regard, please explain whether you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with USGAAP. If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response: We’ve maintained our books and records in accordance with Taiwan accounting principles and corporation regulations for our subsidiaries in Taiwan, namely Law Enterprise, Law Broker, Law Management and Law Agent. Law Broker is our primary operating company. We also comply with PRC GAAP for our subsidiary and consolidated affiliated entities (“CAE”) in China, namely CU WOFE, Henan Anhou, Sichuan Kangzhuang and Jiangsu Law. Our CFO has worked closely with the Company’s reporting consultant and PricewaterhouseCoopers Taiwan, and coordinated for the provision of any documents/vouchers and granted their access to any books and records of the subsidiaries and CAE as per the request such reporting consultant and PricewaterhouseCoopers Taiwan deems necessary for work of this nature. The reporting consultant then reconciled the differences based on the PRC v. U.S. GAAP and Taiwan v. U.S. GAAP, and made any and all adjustment necessary for her preparation of the financial statements in accordance with U.S. GAAP. The reporting consultant engaged by the Company has extensive US GAAP knowledge and experience (please refer to the responses below for details).

We’ve maintained our books and records in accordance with U.S. GAAP for our Hong Kong subsidiary as well as our Delaware and BVI companies, both being a holding company with no substantial operation conducted other than the holding of shares of their respective subsidiaries.

●	Please tell us who is involved in your financial reporting. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of you financial statements and their knowledge of US GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:

●	What role he or she takes in preparing your financial statements;

Response: Pursuant to an employment agreement between Chuang Yung Chi and the Company, dated July 2, 2012 (the “Chuang Agreement”), Ms. Chuang serves as Chief Financial Officer (“CFO”) of the Company. The Company’s CFO supervises the preparation of, reviews and approves the trial balances and provides additional schedules and information requested by the reporting consultant related to SEC disclosures and drafting of the MD&A. She is also responsible for overseeing the preparation of internally prepared financial statements. The CFO didn’t have knowledge of U.S. GAAP and SEC rules and regulations before becoming the CFO of the Company, but she has worked closely with the Company’s reporting consultant and PricewaterhouseCoopers Taiwan and has gained lots of experience from the work.

The reporting consultant obtained the financial information, including the trial balance, breakdowns, etc., from the Company, and prepares the financial statements in accordance with US GAAP. She submits these financial statements to the CEO and CFO for review and approval prior to filing with the SEC.

●	What relevant education and ongoing training he or she has had relating to US GAAP;

Response: The CFO does not have any education related to U.S. GAAP, however, she plans to take some training related to U.S.GAAP through PWC Taiwan or other institutions.  The Company retained a reporting consultant since 2010. She is a Chartered Certified Accountant (ACCA). She worked as a senior accounting manager in charge of preparing the financial statements in accordance with the U.S. GAAP in a Chinese company that was listing in the US. She has over 7-year experience with U.S. GAAP. Her service was terminated in June 2011.

Subsequently the Company had another reporting consultant whose education and experience background is reported in our response to comment 65 in our October 28, 2011 letter to you. His service was terminated at the end of 2013.

Then, the Company rebuilt the relationship with the previous reporting consult and she is working with the CFO and preparing the consolidated financial statements in accordance with US GAAP for the Company.

•	The nature of his or her contractual or other relationship to you;

Response: Pursuant to an employment agreement between Chuang Yung Chi and the Company, dated July 2, 2012 (the “Chuang Agreement”), Ms. Chuang earns a salary of $2,300 per month to serve as Chief Financial Officer of the Company and will be eligible for other monetary rewards based on her performance evaluations. The term of the Chuang Agreement is indefinite. Chuang Yung Chi also serves as the manager of financial department of Law Broker.

•	Whether he or she hold and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and

Response: The CFO does not hold such qualification.

•	About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP.

Response: The CFO does not have any education and ongoing training related to U.S. GAAP. Ms. Chuang has served as the Company’s Chief Financial Officer since July 2012. Ms. Chuang has served as financial manager of Law Insurance Broker Co., Ltd. in Taiwan for 16 years, where she has been responsible for overall financial management of such company, including financial and strategic planning, auditing and reporting, and communications to the investors. Prior to her joining Law Insurance Broker Co., Ltd., Ms. Chuang served as business secretary in Pacific Realtor, Inc. since 1996. Ms. Chuang graduated from the Ming Chuan University in Taiwan in the year of 2000, where she received a Bachelor degree of risk management and insurance.

If you retain an accounting firm or an organization to prepare your financial statements, please tell us;

•	The name and address of the accounting firm or organization;

•	The qualifications of their employees who perform the services for your company;

•	How and why they are qualified to prepare your financial statements;

•	How many hours they spent last year performing these services for you; and

•	The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

Response: The Company has not retained any accounting firm or other similar organization which fits this category.

 If you retain individuals who are not your employees to prepare your financial statements, without providing us with their names, please tell us:

•	Why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

Response: The Company believes the individuals, who are not the Company’s employees, who are retained to prepare our financial statements are qualified due to his or her experience which is described below.

The Company retained a reporting consultant since 2010; she is a Chartered Certified Accountant (ACCA). She majored in accounting and finance and graduated with a master degree from an UK university. She worked as a senior accounting manager in charge of preparing the financial statements in accordance with the US GAAP in a Chinese company that was listing in the US. She has over 7-year experience with US GAAP. Her service was terminated in June, 2011.

Subsequently the Company had another reporting consultant who is an MBA candidate at a US university, concentrating in accounting and finance. He is undertaking Advanced Financial Accounting, US Tax Law, Financial Institution and Financial Instrument, and other US GAAP related training. He has accumulated 80 hours of US GAAP training while working at KPMG. His service was terminated in the end of 2013.

Then, the Company rebuilt the relationship with the previous reporting consult and she is helping obtain the financial information, including the trial balance, breakdowns, etc., from the Company, and prepare the consolidated financial statements in accordance with US GAAP.

Considering the academic background and extensive experience of the reporting consultants in auditing or preparing financial statements in accordance with U.S. GAAP for SEC reporting, we believe that she is qualified in preparing for our financial statements for SEC reporting purposes.

•	How many hours they spent last year performing these services for you; and

Response: The average is about 300 hours annually.

•	The total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Response: The average is between USD 40,000 to 50,000 each year.

We acknowledge your discussion of your board of directors functioning as your audit committee financial expert. Please describe the board member’s extent of US GAAP knowledge and experience.

Response:  None of the Company’s board members have the knowledge or experience that would qualify them to be considered to be an audit committee financial expert.   On page 57 of the 10-K the Company disclosed that the board of directors had determined that its members did not include a person who is an “audit committee financial expert.”

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Ryan Nail of the Nail Law Group, company counsel, at (415) 488-5581.

Sincerely,

/s/ Chuang Yung Chi
Chuang Yung Chi
Chief Financial Officer

CC:	The Nail Law Group